MEMORANDUM OF UNDERSTANDING

BETWEEN

Wescorp Energy Inc
Edmonton
CANADA

And

Ellycrack A/S
Florø
NORWAY

At 04.08.2004 a meeting between Douglas Biles from Wescorp and Olav Ellingsen, Morten Borch and Bengt A. Akselsen from Ellycrack was held at Bristol Hotel, Oslo, Norway.

The objective with the meeting was to draw up guidelines for the companies cooperation in exploitation Ellycrack’s technologies in upgrading of heavy oil.

Based upon the discussions and the history of previous cooperation and agreements between the parties, the following understating has now been established by the parties:

1. JOINT VENTURE

The parties agree to investigate to form a Joint Venture (JV) to be the vehicle for exploiting of Ellycrack’s technologies.

1.1
The parties shall seek a name, which reflects the JV’s nature of business.

1.2
The parties agree that the ownership of the JV shall by 50% by each party.

When splitting the revenue, the revenue shall split 50/50 between the parties taking into account Wescorp’s share in Ellycrack and visa versa.

If there is a major change of ownership in either of the parties, the opposite party shall then automatically obtain 51% ownership in the JV and the corresponding voting rights.

1.3
Ellycrack is obligated to let the JV exclusively use Ellycrack’s technologies free of charge worldwide.

1.4
Wescorp has the obligation to fund the JV’s total operation and functions until it is in profitable operational including having Olav Ellingsen on full time pay roll.

The cost incurred by Wescorp is regarded as sunk costs for Wescorp and shall not be reimbursed.

1.5
The parties shall seek to obtain funds (grants) from Innovation Norway AS and which Ellycrack shall draft.

1.6
By the formation of the JV, the option in purchasing a license of the technologies for Canada, USA and Mexico shall be void.

1.7
The JV will not carry any overhead costs from any of the parent companies.

1.8
In the case of a major purchase of Ellycrack shares from an external investor, Wescorp shall have the first right of refusal to purchase these shares after Ellycrack’s shareholders. In the event that Wescorp does not exercise this right, then Wescorp shall be given 51% ownership in the JV.

2. OBLIGATIONS

The parties’ main obligations are:

1.1
Ellycrack shall be the JV’s R&D organization and support the JV in engineering and design of future plants.

1.2
Wescorp shall be responsible for funding of the JV and be its marketing organisation and be responsible for detail engineering and production as seems best fit from case to case.

3. SHARES IN ELLYCRACK

At present Wescorp holds about 13% of the shares in Ellycrack and has an option agreement to increase its position to 25%. Wescorp has expressed that they might want to increase their position to 20% by a combination of share issue in Ellycrack and equity swap. Wescorp agree to purchase shares for $ 100.000,- by a share issue at NOK 5,- per share. The remaining part can be bought by 50% from the existing shareholders at NOK 6,50 per share and the rest by an equity swap at NOK 10,- per share against Wescorp shares at USD 1,25.

4. SINTEF PROGRAM

The parties agree to put the mass and energy balance program on hold but agree to involve SINTEF to complete the new modification of the research rig, run test on heavy oil with the objective to increase the API to about 30 and prepare the rig for testing of tar sand.

Wescorp is to ship 2 – 4 bbl of tar sand from Canada.

5. FUTURE OPTIONS

The parties shall be open to evaluate future business models such as but not limited to a possible incorporation of the JV as a company or to have Wescorp and Ellycrack to merge.

6. PR

The parties are free to use this MOU as seems fit for general information to its shareholders, press releases and the like.

7. INTERNATIONAL COOPERATION

The JV shall be free to establish JV with companies in any country where this must be necessary to exploit the technologies.

8. BUSINESS MODELS

The JV is deciding its business models from case to case such as but not limited to selling of plants, leasing of the same, JV with producers of heavy oil and tar sand, processing fee, production sharing, sale of licenses etc.

9. INCENTIVES OF PARTIES

The parties’ incentives are to build on the current peasant relationship to insure a pleasant and friendly forward cooperation and act in good faith and trust and to solve any questions related to the cooperation by negotiations.

10. NEW INVENTIONS

The parties agree that the technologies in question will be subject for further development, which can result in new inventions. The parties agree that any new inventions originating as a result of the cooperation between the parties, the JV shall have the exclusive right in exploiting these free of charge no matter who is the formal inventor. If the inventor(s) is an employee of one of the parties or the JV is obligated to comply with laws which is related to the protection of the individual inventors, each party and/or the JV is obligated to comply with such laws. If, however, the JV does not want to exploit new inventions, the inventors or their assignees are free to exploit such inventions themselves or in cooperation with others.

If persons connected to Ellycrack are the inventors, then Ellycrack is the assignee of the invention and visa versa. If persons connected to Ellycrack and Wescorp are inventors, then Ellycrack and Wescorp are the assignees.

In any case, it is the JV’s responsibility to pay for all patent costs related to the technologies, old and new.

11. TIME SCHEDULE

Anticipated time line:

1.	Signature of this MOU within one week.
2.	Completion of the final JV agreement within one month.
3.	Completion agreed equity swap between the parties within one month.
4.	Completion of pt. 3 above:
	a.	Share issue of USD 100.000,- within 1 month.
	b.	Purchase of shares from existing shareholders within 1,5 month.
	c.	Equity swap within 2 months.
5.	Completion of preliminary pre-engineering of first pilot unit within one month.
6.	Allocation of fund for the JV within one month.
7.	Allocation of funds for Olav Ellingsen’s pay roll within August.
8.	Construction of the first pilot plant within 9 months.
9.	Completion SINTEF upgrading heavy oil within September.
10.	Tar sand to Norway within 2months.
11.	Completion tar sand testing within October.
12.	Completion testing of the pilot plant completed within third quarter 2005.

12. TIME LIMIT

Wescorp obligation in financing the operations in accordance to this MOU, shall be terminated if it is apparent after building and testing of the pilot plant that project by any reason is not economical. In such event the JV shall be terminated and all rights transferred to the JV by each party shall be transferred back to these.

Florø/Edmonton, 04.08.2004

For Ellycrack A/S	For Wescorp Energy Inc.

/s/ Bengt A. Akselsen	/s/ Douglas Biles
Bengt A. Akselsen	Douglas Biles

/s/ Olav Ellingsen
Olav Ellingsen

/s/ Bjarte S. Ellingsen
Bjarte S. Ellingsen